Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross appointed to Russian government advisory council on foreign investment

TORONTO, Ontario – February 28, 2010 - The Ministry of Economic Development of the Russian Federation has announced the appointment of Kinross to Russia’s Foreign Investment Advisory Council (FIAC).

FIAC was established in 1994 to assist Russia in forging and promoting a favourable investment climate based on global expertise and the experience of international companies operating in Russia. FIAC functions on the basis of direct dialogue between the chief executives of investor companies and the Russian government, with a focus on the crucial aspects of fostering a healthy investment climate.

The council is chaired by Russian Prime Minister Vladimir Putin and includes CEOs from 42 companies. Kinross is the only Canadian company to be named to the council.

“Kinross is honoured to be inducted into FIAC, which we view as an endorsement by the Russian government of our status as a valued investor,” said Mr. Burt.  “By working directly with the Russian government at a high level, the Council reinforces the government’s ongoing efforts to improve Russia’s investment environment. We look forward to playing an active role in advancing this shared goal.”

Kinross has been active in Russia since 1995. The company currently operates the Kupol gold-silver mine in the Chukotka region of Russia through the Chukotka Mining and Geological Company (CMGC), which is owned 75 per cent by Kinross and 25 per cent by the Chukotka government.  Kinross is the largest Canadian investor in the Russian Federation.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com